[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221 e-mail: cfreeman@lq.cl

             QUINENCO, CONSORCIO FINANCIERO AND PARQUE ARAUCO LAUNCH
                    TENDER OFFER FOR 27.3% OF ALMACENES PARIS

March 7, 2005- Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported to the Chilean Superintendency of Securities and Insurance (SVS) today that Quinenco S.A, through its subsidiary, Inversiones Rio Azul S.A., Consorcio Financiero S.A. and Parque Arauco S.A, (together the Offerers), are launching a tender offer for 27.3% of the outstanding shares of Almacenes Paris, one of Chile's largest retail department store chains.

The tender offer consists of the offer to purchase 164,000,000 shares of Almacenes Paris at Ch$900 per share. At the conclusion of the tender offer and assuming it is successful, Rio Azul, Consorcio Financiero and Parque Arauco would have an interest in Paris of 20.1%, 20.1% and 10%, respectively, for a total of 50.2% of the outstanding shares.

The tender offer is conditioned upon the acquisition of at least 164,000,000 shares, equivalent to 27.3% of the total outstanding shares of Paris. Notwithstanding, the terms of the tender offer allow for acceptance of less shares than the full offer.

The offer contemplates a payment of Ch$900 per share, which will be paid in Chilean pesos on the second business day following the publishing of the announcement regarding the results of the tender offer. The tender offer price per share of Ch$900 represents a 15.2% premium over the legally defined market price of Ch$780.97. The tender offer expires in 30 days starting at 00:00 on March 8, 2005 and ending at midnight on April 6, 2005. If successful, the share purchase would occur on April 9, 2005. Rio Azul, Consorcio Financiero and Parque Aruaco have the right by law to extend the tender offer.

The total acquisition price of the tender offer is Ch$147,600,000,000 (equivalent to US$251.1 million on March 7, 2005). The tender offer will be financed with internal resources of the three parties and if necessary, by funds obtained from the offerer's shareholders.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

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